January 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela A. Long
Kate McHale

Re:	Sunrun Inc.
Registration Statement on Form S-3
File No. 333-222099

Acceleration Request
Requested Date: January 11, 2018
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-222099) (the “Registration Statement”), to become effective on January 11, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Jon Avina and Calise Cheng of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Calise Cheng of Cooley LLP, counsel to the Registrant, at (650) 843-5172, or in her absence, Jon Avina at (650) 843-5307.

(signature page follows)

595 Market Street, 29th Floor ● San Francisco, CA 94105

Very truly yours,

Sunrun Inc.

By:	/s/ Mina Kim
Mina Kim General Counsel

cc:	Sanam Pangali, Sunrun Inc.
Jon Avina, Cooley LLP
Calise Cheng, Cooley LLP

595 Market Street, 29th Floor ● San Francisco, CA 94105